UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29261 / April 30, 2010

_____
                                                          :
In the Matter of   :
                                                          :
AMERICAN VANTAGE COMPANIES   :
P.O. Box 81920   :
Las Vegas, Nevada 89180   :
                                                          :
(811-21873)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

American Vantage Companies filed an application on November 25, 2008 and amended on April 30, 2009, November 12, 2009, February 4, 2010, March 10, 2010 and March 31, 2010, requesting an order under section 8(f) of the Investment Company Act of 1940 ("Act") declaring that it has ceased to be an investment company.

On March 11, 2005, a notice of filing of the application was issued (Investment Company Act Release No. 29174). Applicant subsequently amended the application to indicate it had not yet made certain filings with the Commission, to undertake to make them, and to add certain conditions. On April 1, 2010, an amended notice of filing of the application was issued (Investment Company Act Release No. 29200). The amended notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company.

Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that American Vantage Companies' registration under the Act (File No. 811-21873) shall immediately cease to be in effect, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary